Draper Oakwood Technology Acquisition, Inc.

c/o Draper Oakwood Investments, LLC

55 East 3rd Ave.

San Mateo, CA 94401

VIA EDGAR

August 25, 2017

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4628

Washington, D.C. 20549

Re:	Draper Oakwood Technology Acquisition, Inc.
Draft Registration Statement on Form S-1 Submitted June 27, 2017 CIK No. 0001705771

Dear Mr. Schwall

Draper Oakwood Technology Acquisition, Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 24, 2017 regarding our Draft Registration Statement on Form S-1 previously filed on June 27, 2017.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of all such written communications under separate cover. We further advise the Staff that investors will not retain copies of any such materials.

2.	Please provide us with supplemental support for your statements regarding venture- backed company exits in 2016 and the first quarter of 2017.

We will provide the Staff with supplemental support for our statements regarding venture- backed company exits in 2016 and the first quarter of 2017 under separate cover.

Prospectus Summary, page 1

Effecting a Business Combination, page 4

3.	We note you disclose that you intend to complete an initial business combination with a technology company that has an enterprise value above $200 million. Please expand your disclosure to clarify that if you consummate a business combination in accordance with your intended criteria, additional consideration may be required to supplement the estimated net proceeds of $50 million, or $57.5 million if the over-allotment is fully exercised, from this offering and discuss alternative financing methods you will consider in order to complete such transaction. In addition, please reconcile this disclosure with your disclosure at page 29 that you believe the net proceeds of this offering will be sufficient to allow you to consummate a business combination.

For the Staff’s information, it is common for SPACs to use common equity to fund a material portion of the purchase price of such entity’s initial business combination. Therefore, we believe that the statement relating to the proceeds of this offering being sufficient to consummate a business combination is consistent with the statement that we intend to acquire one or more businesses with an aggregate enterprise value above $200 million. In addition, in the risk factor entitled “We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of the target business, which could compel us to restructure or abandon a particular business combination,” we state that “if the net proceeds of this offering prove to be insufficient…we will be required to seek additional financing.” We therefore have not revised the disclosure in the Registration Statement in response to this comment.

4.	We note you will only consummate a business combination if you possess net tangible assets of at least $5,000,001 upon such consummation to avoid being subject to Rule 419. Please revise to clarify, if applicable, that your amended and restated certificate of incorporation will not provide a maximum conversion threshold and add a risk factor that highlights related risks to an investor.

The Registration Statement currently states that our amended and restated certificate of incorporation does not provide for a maximum conversion thresholder on page 15. We have added a risk factor on page 23 in response to the Staff’s comment.

Exhibits

5.	We note that you will enter into an agreement with Draper Venture Network to provide you with business and corporate development introductions and that each of your officers and directors has contractually agreed, pursuant to a written agreement, to present you, prior to presentation to any other entity, any suitable business opportunity which may be reasonably required to be presented to you. Please file such agreements and all required exhibits as promptly as possible.

We have complied with the Staff's request and filed a form of services agreement between us and Draper Venture Network, Inc. as Exhibit 10.10.

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We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Douglas S. Ellenoff, Esq. at ellenoff@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Aamer Sarfraz
Aamer Sarfraz Chief Executive Officer

cc:	Douglas S. Ellenoff, Esq.
Stuart Neuhauser, Esq. Ellenoff Grossman & Schole LLP

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